T.	Rowe Price International Funds, Inc.

T.	Rowe Price Emerging Europe & Mediterranean Fund

Oman has been added to the list of Other countries in which the fund may invest.

T.	Rowe Price International Funds, Inc.

T.	Rowe Price European Stock Fund

The following sentence has been removed as the last sentence of the fund’s investment strategy:

We also seek to take advantage of opportunities arising from such trends as privatization, the reduction of trade barriers, progress toward Economic and Monetary Union, and the potential growth of the emerging economies of Eastern Europe.

T.	Rowe Price International Funds, Inc.

T.	Rowe Price Global Stock Fund

1) The fund’s investment strategy has been revised as follows:

While we can purchase stocks without regard to a company’s market capitalization (shares outstanding multiplied by share price), investments will generally be in large and medium-sized companies.

2) In Table 1 entitled, “International Funds Comparison Guide”, the Company emphasis column for the fund changed from Large, well-established to All sizes, and the Expected risk relative to one another column has been changed from Lower to Moderate.

T.	Rowe Price International Funds, Inc.

T.	Rowe Price International Growth & Income Fund

The last sentence of the fund’s investment strategy has been revised as follows:

Country and sector allocations are driven primarily by stock selection and secondarily by our assessment of top-down, fundamental prospects

T. Rowe Price International Funds, Inc.

T. Rowe Price Latin America Fund

Colombia was moved from the list of Other countries to the list of Primary Emphasis countries in which the fund will invest.